June 27, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Michael McTierman, Esq.
Elaine Wolff, Esq.
Amanda Jaffe
Kevin Woody

Re:	LiveWorld, Inc.
Form 10-SB
File No. 0-26657
Filed May 15, 2007
Ladies and Gentlemen:
         On behalf of LiveWorld, Inc. (“LiveWorld” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 4, 2007 relating to the Registration Statement on Form 10-SB (File No. 0-26657) originally filed with the Commission on May 15, 2007 (the “Registration Statement”).
         On behalf of LiveWorld, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Mr. McTierman by overnight delivery. Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
         In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with LiveWorld’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

Securities and Exchange Commission
June 27, 2007

Financial Condition, Liquidity and Capital Resources, page 24
1.	In the paragraph preceding the adjusted EBITDA reconciliation table, please revise the disclosure to elaborate on why the reduction in adjusted EBITDA is “directly related to [your] investing in future growth.”
         In response to the staff’s comments, LiveWorld has revised page 27 of Amendment No. 1.
Reconciliation of EBITDA to Net Loss, page 27
2.	We have read your response to prior comment 18. Please tell us further your basis for using adjusted EBITDA as both a liquidity and performance measure.

Refer to questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.
         In response to the staff’s comments, LiveWorld has revised the disclosure on page 27 of Amendment No. 1. Supplementally, the following analysis is provided in reference to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 (“Question 8”):
         Each of the charges or gains eliminated in LiveWorld’s Adjusted EBITDA (Depreciation and amortization, Stock-based compensation, warrant expense, Interest income – net, and Provision for income taxes) are charges or gains LiveWorld has experienced in the past two years and expects to experience over the next two years. Therefore, LiveWorld is eliminating “recurring” items, in its Adjusted EBITDA disclosure.
         As discussed in Question 8, it is permissible to eliminate items if the usefulness of the disclosure can be demonstrated. LiveWorld believes this disclosure to be useful to the reader as it is a measure internally used by LiveWorld to measure its performance. LiveWorld believes that disclosing the metric by which LiveWorld evaluates and benchmarks its performance as a service provider, net of any charges or gains not related to the delivery of its services, provides additional information as to the performance of the business unit, which is useful to investors and financial analysts.
         Moreover, LiveWorld has revised its disclosure on page 27 of Amendment No. 1, to further explain how and why its management uses Adjusted EBITDA and why it believes this information is useful to the reader.

Securities and Exchange Commission
June 27, 2007

         In response to the staff’s comments, LiveWorld has revised the disclosure on pages 27 and 28 of the Amendment No. 1. Supplementally, the following analysis is provided in reference to Question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 (“Question 15”):
         LiveWorld notes that when presenting its Adjusted EBITDA as a performance measure reconciles its Adjusted EBITDA to Net Income as presented in the LiveWorld statement of operations under GAAP, as required by Question 15. In addition to reconciling Adjusted EBITDA to Net Loss, LiveWorld believes it to be useful to the reader to reconcile Adjusted EBITDA to Net Cash provided by (used in) operations. LiveWorld believes that doing so provides additional valuable information to the reader; to avoid confusion has positioned the required Net Loss reconciliation with equal or greater prominence, and has positioned such reconciliation prior to the Net Cash provided by (used in) operations reconciliation.
3.	To the extent that you continue to present adjusted EBITDA as a non-GAAP liquidity measure, please revise to present the three major categories of the statement of cash flows with your non-GAAP disclosure. Refer to question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.
         In response to the Staff’s comments, LiveWorld revised the disclosure at page 28 of Amendment No. 1.
Item 6. Executive Compensation, page 32
4.	Please disclose the comparable companies used in connection with your management compensation changes.
         In response to the Staff’s comments, LiveWorld revised the disclosure at page 32 of Amendment No. 1.
Part II
Item 4. Recent Sales of Unregistered Securities, page 40
5.	Please revise to disclose names or the class of persons that purchased shares on September 11, 2006 and December 22 ,2006. If you disclose a class of persons please clarify the number in the class, whether they are accredited or non-accredited investors as defined in Regulation D, and whether they are affiliated with the company or its officers or directors.

Securities and Exchange Commission
June 27, 2007

         In response to the Staff’s comments, LiveWorld revised the disclosure at page 40 of Amendment No. 1, to note that there were an aggregate of nine purchasers of the Company’s Common Stock on September 11, 2006, each of which is an accredited investor. The three affiliated purchasers remain identified by name. In addition, the Company revised the disclosure regarding its December 22, 2006 sale to identify the purchaser, and confirm its status as an accredited investor.
Note 9. Stockholder’ Equity, page F-16
6.	We have reviewed your response to comment number 32. Please provide additional information supporting management’s determination that expensing the two initial warrant grants was appropriate under accounting literature. Specifically, tell us why management believes that the fair market value should not be factored into your basis in your investment in the joint venture. Additionally, tell us what value the company received in return for granting these warrants,
         In July of 2006, LiveWorld entered into a sales representative agreement which allowed LiveWorld’s products and services to be marketed to WPP clients. Warrants were issued in conjunction with this agreement as an incentive to WPP, and as there were no future obligations or requirements to be met by WPP, the warrants were fully vested upon signing the agreement. In addition at the same time LiveWorld entered into a joint venture with WPP, creating LiveWorld-WPP, where upon each party contributed $250,000 to fund the joint venture’s operations and each party received 50% ownership in the joint venture which provides a mechanism for splitting commissions and related expenses.
Note 12. Certain Relationships and Related Party Transactions, page F-18
7.	We have reviewed your response to prior comment 33. Please tell us your basis under SFAS 95 for recording the cash flows related to the note receivable from your stockholder as a financing activity.
         In response to the Staff’s comments, LiveWorld revised the disclosure at page F-6 of Amendment No. 1.
Conclusion
         LiveWorld hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
June 27, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
         Please direct your questions or comments to Michael Post of this office (650-849-3124) or me (650-565-3599). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Post and me at 650-493-6811. Thank you for your assistance.
Sincerely,
/s/ John B. Turner

cc:	Peter Friedman David Houston